Tortoise Acquisition Corp. II
5100 W. 115th Place
Leawood, KS 66211
(913) 981-1020

September 8, 2020

VIA EDGAR

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Anuja A. Majmudar, Attorney-Advisor

Office of Energy & Transportation

Re:	Tortoise Acquisition Corp. II

Form S-1 Registration Statement

File No. 333-248269

Dear Ms. Majmudar:

Tortoise Acquisition Corp. II (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-248269), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on September 10, 2020, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

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Sincerely,

Tortoise Acquisition Corp. II

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer and President

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel

Michael J. Mies

Vinson & Elkins L.L.P.

Brenda Lenahan

E. Ramey Layne

[Signature Page to Company Acceleration Request]